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Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: UGC Europe, Inc.
Commission File No. 333-109496

On October 23, 2003, UnitedGlobalCom, Inc. filed with the Securities and Exchange Commission a Current Report on Form 8-K (the "Form 8-K") containing the following disclosure:

Item 5. Other Events and Regulation FD Disclosure.

        On October 6, 2003, Europe Acquisition, Inc. ("Europe Acquisition"), a wholly-owned subsidiary of UnitedGlobalCom, Inc. ("United" and, together with Europe Acquisition, the "Company"), commenced an exchange offer to acquire all of the outstanding shares of UGC Europe, Inc. ("UGC Europe"). Pursuant to the exchange offer, Europe Acquisition is offering to exchange 9.0 shares of United Class A common stock for each outstanding share of UGC Europe common stock not owned by United or its subsidiaries that is validly tendered and not properly withdrawn on or prior to the expiration date of the exchange offer, upon the terms and conditions set forth in the prospectus (the "Prospectus") related to the exchange offer, which was filed with the Securities and Exchange Commission (the "SEC") on October 6, 2003, as part of United's Registration Statement on Form S-4 (Registration No. 333-109496), and the related letter of transmittal. United currently owns 66.75% of UGC Europe's outstanding shares of common stock.

        The exchange offer is conditioned on the tender of a majority of the outstanding shares of UGC Europe common stock that are owned by persons other than United, Liberty Media Corporation ("Liberty"), any of United's or Liberty's respective subsidiaries or any of United's, Liberty's or UGC Europe's respective executive officers or directors. The Company may not waive this condition. The exchange offer is also conditioned on the tender of a sufficient number of outstanding shares of UGC Europe common stock such that, upon completion of the exchange offer, the Company will own at least 90% of the outstanding shares of UGC Europe common stock on a fully diluted basis. Europe Acquisition's obligation to exchange shares of United Class A common stock for UGC Europe common stock in the exchange offer is subject to additional conditions described in the Prospectus.

        If, upon the completion of the exchange offer, the Company owns 90% or more of the outstanding shares of UGC Europe common stock, United intends to effect a "short-form" merger with UGC Europe. As provided by Delaware law, this short-form merger may be effected without the approval or participation of UGC Europe's board of directors or the remaining holders of UGC Europe's common stock. United intends to effect the short-form merger as soon as practicable after it completes the exchange offer and obtains the requisite number of shares, unless United is prevented from doing so by a court or other legal requirement. In the short-form merger each share of UGC Europe common stock not tendered in the exchange offer would be converted into the right to receive the same consideration offered in the exchange offer, unless the holder of the shares of UGC Europe common stock properly exercises its appraisal rights under Delaware law, as described in the Prospectus.

        Following United's announcement of the exchange offer, on or about October 8, 2003, a purported stockholder of United filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit on behalf of the public holders of UGC Europe's Class A common stock against United, Europe Acquisition, UGC Europe, and certain officers and directors of United, styled as Mitchell Prince v. UnitedGlobalCom, Inc. et al. (C.A. No. 20598). On October 21, 2003, the plaintiff filed an amended complaint in the Delaware Court of Chancery. In general, the complaint alleges that the defendants breached their fiduciary duties in connection with the exchange offer by making incomplete and misleading disclosures to the UGC Europe stockholders, and that the exchange offer is at an unfair price. Among the remedies demanded, the complaint seeks to enjoin the exchange offer and obtain declaratory relief, unspecified damages and rescission.

        United is defending this action and does not expect its resolution to have a material adverse effect on United's financial condition or liquidity or, based on management's current assessment of the case, United's results of operations.

        On or about October 17, 2003, several stockholders of UGC Europe sent a letter to the special committee of the board of directors of UGC Europe. In the letter, such stockholders stated that they believe the exchange ratio in the exchange offer is inadequate and below fair value. Such stockholders also stated that they are prepared to meet with the special committee, as well as representatives of UGC Europe, United and Liberty, to discuss the exchange ratio and other issues relating to offer. A copy of the letter is included herewith as Exhibit 99.1.

        On October 20, 2003, UGC Europe announced that a special committee of its board of directors determined that the exchange offer is not in the best interests of UGC Europe's stockholders, other than United and its affiliates, and accordingly recommended that UGC Europe's stockholders reject United's offer and not tender their shares in the exchange offer. More detailed information regarding these matters appear in the Schedule 14D-9 filed by UGC Europe with the SEC on October 20, 2003.

        A copy of the letter reproduced below was filed as Exhibit 99.1 to the Form 8-K:

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Committee to Obtain Fair Value for
Minority Stockholders of UGC Europe, Inc.
c/o Cadwalader, Wickersham & Taft LLP
100 Maiden Lane
New York, NY 10038

October 17, 2003

BY FACSIMILE AND U.S. MAIL

Mr. Jacques Manardo
Mr. John Risner
Special Committee of Independent Directors
UGC Europe, Inc.
4643 South Ulster Street, Suite 1300
Denver, CO 80237

Ladies and Gentlemen:

        The Committee to Obtain Fair Value for Minority Stockholders of UGC Europe, Inc. ("UGC Europe" or the "Company") is comprised of the undersigned and a fourth large stockholder who own for their own account or on behalf of certain fiduciary clients an aggregate of approximately 7.8% of the Company's outstanding shares.

        The members of the Committee are disappointed by the exchange ratio and other issues relating to the value that is being offered by the Company's controlling stockholder, UnitedGlobalCom, Inc. ("United"), to acquire all outstanding shares of the Company that United and its subsidiaries do not already own. Among other things, the members of the Committee believe the exchange ratio of 9.0 shares of United's Class A common stock for each outstanding share of the Company's common stock is inadequate and below fair value.

        Members of the Committee have also been contacted by other large shareholders who have indicated an interest in joining the Committee and have expressed the same views as we do in this letter.

        Before determining to reject the exchange offer, members of the Committee are prepared to meet with you and your representatives, as well as representatives of the Company, United and Liberty Media Corporation, to discuss the exchange ratio and other issues relating to offer.

        Please contact our counsel, Dennis J. Block, Esq., at 212-504-5555 at your earliest convenience to arrange a meeting with members of the Committee.

Very truly yours,

Committee to Obtain Fair Value for
Minority Stockholders of UGC Europe, Inc.

[SIGNATURE PAGES FOLLOW]

SALOMON BROTHERS ASSET MANAGEMENT INC. on behalf of certain fiduciary clients
By:	/s/ ROBERT M. DONAHUE, JR. Name: Robert M. Donahue, Jr. Title: Managing Director
PERRY CORP. as Managing General Partner of Perry Partners, L.P.
By:	/s/ PAUL LEFF Name: Paul Leff Title: Senior Managing Director
PERRY CORP. as Investment Manager of Perry Partners International, Inc.
By:	/s/ PAUL LEFF Name: Paul Leff Title: Senior Managing Director
PERRY CORP. as Investment Manager of Auda Classic, PLC
By:	/s/ PAUL LEFF Name: Paul Leff Title: Senior Managing Director
EVEREST Capital Limited as agent for certain managed accounts
By:	/s/ MALCOLM STOTT Name: Malcolm Stott Title: Chief Operating Officer
By:	/s/ SIMON ONABOWALE Name: Simon Onabowale Title: Principal

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cc:	Board of Directors UGC Europe, Inc. 4643 South Ulster Street, Suite 1300 Denver, CO 80237
Board of Directors UnitedGlobalCom, Inc. 4643 South Ulster Street, Suite 1300 Denver, CO 80237
Board of Directors Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112

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  Item 5. Other Events and Regulation FD Disclosure.